UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

MORLEX, INC.
(Exact name of registrant as specified in its corporate charter)

000-30144
(Commission File No.)

Colorado	84-1028977
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

31 Pierce Lane, Norwich, Vermont 05055
(Address of principal executive offices)

802-649-2299
(Issuer's telephone number)

Approximate Date of Mailing: February 1, 2008

MORLEX, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
MORLEX, INC.

This Information Statement is being mailed to holders of record of shares of common stock of Morlex, Inc., a Colorado corporation (the “Company”, “we”, “us”, “our” or “Morlex”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

We are contemplating entering into certain transactions (the “Proposed Transactions”) that would result in a change in the composition of our Board of Directors (our “Board”). The Board currently consists of three directors: Michael Miller, Jeanne Baer and Michelle Kaplan. If the Proposed Transactions occur, Messrs. Richard Berman, Richard Keyes, Gianluca Cicogna and E. Chadwick Mooney will be appointed to the Board and will thereafter comprise the entire Board.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of January 31, 2008 (the “Record Date”) there were 1,280,160 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

The Proposed Transactions, if consummated, would constitute a change in control of the Company. No definitive agreements have been entered into for the purpose of implementing the Proposed Transactions. If the Proposed Transactions are consummated (or if a definitive agreement with respect to the Proposed Transactions is entered into), a Form 8-K describing the Proposed Transactions or agreement, as applicable, will be filed by the Company with the Securities and Exchange Commission.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and executive officers.

Name	Position with the Company	Age	Date First Appointed
Michael Miller	President, Secretary, Treasurer, Director	62	December 18, 2006
Jeanne Baer	Director	61	December 18, 2006
Michelle Kaplan	Director	33	December 18, 2006

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and executive officers to be appointed upon the later of the consummation of the Proposed Transactions or the tenth day following the filing of this Information Statement on Schedule 14f-1 with the Commission and its mailing and dissemination to our stockholders.

Name	Proposed Position with the Company	Age
Richard Berman	Chief Executive Officer, Director	65
Nick Hensgen	Vice President	37
Kevin Crow	Vice President	46
Richard Keyes	Director	55
Gianluca Cicogna	Director	44
E. Chadwick Mooney	Director	56

Business Experience

The following is a summary of the education and business experience during at least the past five years of both the departing directors and executive officers, and the proposed successor directors and executive officers. The following information includes the person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Michael Miller is our current President, Secretary, Treasurer and a director of the Company. Mr. Miller has served as a member of the Board and as our President, Secretary, Treasurer since December 19, 2006. Mr. Miller has served as Chairman of the Board and Chief Executive Officer of Miller Investment Company, Inc., a private venture capital firm, since 1989. Mr. Miller has been a partner in Independence Realty, which owns and manages real estate properties, also since 1989. Since 1992, he has served as a member of the Board of Directors of Celadon Group, Inc., which is listed on Nasdaq, serving as its Lead Director and Chairman of the Compensation Committee. Mr. Miller earned his Bachelor of Science in Finance from New York University in 1966.

Jeanne Baer has served as a member of the Board since December 19, 2006. Ms. Baer has maintained a private psychotherapy practice in New York for the past 13 years. Ms. Baer received her Bachelor of Arts from Brooklyn College in 1967, her Masters in Education from the Bank Street College of Education in 1974 and her Masters in Social Work from Smith College School for Social Work in 1993.

Michelle Kaplan has served as a member of the Board since December 19, 2006. Ms. Kaplan has been employed at the Manhattan Psychiatric Center in New York since January 2006. Prior to starting at Manhattan Psychiatric Center, during December 2005, Ms. Kaplan took some personal time off. From October 2002 until November 2005, Ms. Kaplan completed her residency in Psychiatry at the Long Island Jewish Hospital Medical Center at Zucker Hillside Hospital. Prior to that, Ms. Kaplan studied at Ross University School of Medicine. Ms. Kaplan received her Bachelor of Science in Biology from Washington University in 1996 and her Doctor of Medicine from Ross University School of Medicine in 2005.

Richard Berman will be our Chief Executive Officer and a member of the Board, if the Proposed Transactions are consummated. Mr. Berman is also acting as an organizer in connection with the Proposed Transactions. Mr. Berman has served as the Vice Chairman and director of Duncan Media Group, Inc. since January 2007. Mr. Berman’s business career spans over 35 years of venture capital, management and merger & acquisitions experience. In the last five years, he has served as a director and/or officer of about a dozen public and private companies. Mr. Berman is currently CEO of Nexmed, a small public biotech company; Chairman of National Investment Managers, a public company in pension administration and investment management; Chairman of Candidate Resources, a private company delivering HR services over the web; and Chairman of Fortress Technology Systems (homeland security). He is a director of seven public companies: Dyadic International, Inc., Broadcaster, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc., National Investment Managers, and Advaxis, Inc. From 1998-2000, he was employed by Internet Commerce Corporation as Chairman and CEO. Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world by merging Prestolite, General Battery and Exide to form Exide (NYSE); and advised on over $4 billion of M&A transactions. He is a past Director of the NYU Stern School of Business where he obtained his Bachelor of Science and Masters in Business Administration. Mr. Berman also has U.S. and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Richard Keyes will be a member of the Board, if the Proposed Transactions are consummated. Mr. Keyes is the principal of Keyes Capital Group, a merchant banking company formed in 1993.  Keyes Capital has been involved in securitizations, debt restructuring and capital raising for various public and private companies.  Since May 2007, he has also been the Chief Executive Officer of Merus Solutions, Inc., a San Diego based customer relationship management software company.  In 1991 Mr. Keyes opened the West Coast mortgage securities trading office of Daiwa Securities and served as its Managing Director through 1993.  Mr. Keyes received his Masters in Business Administration from the University of Southern California and his Bachelor of Business Administration from the University of Iowa.

Gianluca Cicogna will be a member of the Board, if the Proposed Transactions are consummated.  Since 2006, Mr. Cicogna has served as a Managing Director at Milbank Roy and is partly responsible for the development of its asset management practice. Since 1994, Mr. Cicogna has also served as an advisor for Zannett Group, which engages in fund management, where he advised on the successful Zanett Lombardier hedge fund that invested in early stage public companies.  During 1986 through 1994, he co-founded Casco Track Limited, a boutique investment bank based in Hong Kong that represented clients in over $600 million of cross border Mergers & Acquisitions transactions.  While at Casco Track, Mr. Cicogna and his partners invested in telecoms transactions across Asia, including launching Cavite Cable Corporation, the first optic cable TV business in the Philippines.  Mr. Cicogna was also a founding partner in Orion Telecom Corporation, the largest independent telecommunications service provider in South Africa and Southern Farms, South Africa 's premier table grape production and export company. Mr. Cicogna graduated from Buckingham University in Economics (with Honors).

E. Chadwick Mooney will be a member of the Board, if the Proposed Transactions are consummated. Since March 2006, Mr. Mooney has been the Chairman of Mooney Capital Advisors, which is engaged in money management. From September 2004 to March 2006, Mr. Mooney served as a director-investments of Wachovia Securities. Prior to that, since September 1990, Mr. Mooney acted as a director-investments of Smith Barney. Overall, Mr. Mooney has 30 years experience working for Wall Street companies of which 16 years were at Citigroup. Mr. Mooney’s business at Smith Barney, at its peak, grew to be the 8th largest practice, managing over $2 billion in assets. Mr. Mooney chaired the Smith Barney Director Advisory Group for 3 years. He worked very closely with Jamie Dimon, current Chairman and Chief Executive Officer of JP Morgan. Mr. Mooney was involved in the sale of U.S. Filter to Vivendi for $8.1 billion in cash. Since July of 2006, Mr. Mooney has served as the Chairman and Chief Executive Officer of Clear Choice Financial in Scottsdale, AZ and since October 2007, he has served as a Director for Next Image Medical in San Diego, CA. Mr. Mooney holds a Series 7 and 63 license.

Nick Hensgen will be our Vice President, if the Proposed Transactions are consummated. Mr. Hensgen has been the President and General Manager of one of the entities proposed to be acquired in the Proposed Transactions since December 2006.  Prior to leaving to join as President of such entity and since November 2001, Mr. Hensgen was Vice President of Risk Management at ResCare, where he was responsible for managing all aspects of the company’s $37 million risk and insurance budget. In this role, Mr. Hensgen structured risk financing programs, directed analysis of risk exposures and oversaw appropriate risk control and safety programs. From August 1997 to November 2001, he was Manager of Risk Finance and Risk Information Systems at Yum! Brands, where he developed Yum!’s Global Risk and Insurance Program, oversaw Yum!’s Captive Insurance Company and managed a staff of risk analysts and property specialists responsible for analyzing data for key risk exposures and trends. Mr. Hensgen has also been an active minority shareholder in the entity proposed to be acquired in the Proposed Transactions since January 2005 and helped the founder of such entity formulate the opportunity and develop its strategy. Mr. Hensgen has a Bachelor of Science in Operations Management from Indiana University School of Business and a Masters of Business Administration from Indiana University Southeast.

Kevin Crow will be our Vice President, if the Proposed Transactions are consummated. Mr. Crow has been a Vice President of a second entity proposed to be acquired in the Proposed Transactions since December 1, 2006. From May 2006 through November 2006, Mr. Crow was a Managing Director at Duncan Capital Partners, responsible for new investment opportunities, including Internet related businesses. From June 2004 through April 2006, Mr. Crow was the President of Diversified Corporate Solutions, which provided business solutions for new companies. From October 2000 through May 2004, he was the Chief Operating Officer of Women’s United Soccer Association where he served a dual role in managing the daily business affairs of the league office, including an annual budget of $34 million and an in-house staff of 17, and directed responsibilities for eight team operations and over 300 employees. Prior to United Soccer, since February 1994, Mr. Crow was President of ZipDirect in San Diego, California, where he oversaw and managed all business operations during an expansive acquisition growth period. At the time, ZipDirect had revenues of $18 million and 350 employees. Mr. Crow was also a professional soccer player, playing on the U.S. National Team, and was a two-time Olympic Athlete between 1983 and 1992. Mr. Crow has a Bachelor of Science in Finance from San Diego State University.

Organizer

Michael Crow is acting as an organizer in connection with the Proposed Transactions.  Mr. Crow has been the President of DC Associates LLC, an investment advisor to its fund Duncan Capital Partners, as well as a financial and business advisory firm, since 2004.   Prior to founding Duncan Capital Partners LLC, Mr. Crow was a co-manager of Bridges & PIPES LP and co-founder of DC Opportunity Fund.  Mr. Crow was a principal investor in several private companies and served as President of Aberdeen Holdings Ltd, a private venture fund.  Mr. Crow also served as a Senior Vice President of Security Pacific Corporation and Deputy to the Vice Chairman of Security Pacific Corporation.  His senior-management responsibilities included operations in consumer finance, leasing, securities brokerage and asset management, asset-based lending, insurance, venture capital and merchant banking. Mr. Crow was the Senior Vice President and Chief Financial Officer of Security Pacific International, the holding company for the bank's international corporate subsidiaries.  Mr. Crow started his career at Price Waterhouse as a senior management consultant and Certified Public Accountant with the International Department in San Francisco and in Amsterdam, The Netherlands. Mr. Crow holds a Bachelor of Science in Accounting from San Diego State University, and is a graduate of Harvard Business School’s three-year Owner President Manager program. He is a past member of the Young Presidents Organization and serves on several private and non-profit Boards, including New York University’s Hospital for Joint Disease.  In 1998, Mr. Crow voluntarily signed a consent decree with the Securities and Exchange Commission and agreed not to be an officer or director of a public company or practice as an accountant before the Securities and Exchange Commission. On May 15, 2007, the Securities and Exchange Commission filed a civil action against Mr. Crow and others alleging that in 2004 Mr. Crow purportedly exercised control over an openly affiliated broker-dealer which failed to make regulatory filings disclosing his involvement.  The Securities and Exchange Commission seeks injunctive relief, disgorgement and monetary penalties.  Mr. Crow has informed the Company that he disputes the allegations and that he will vigorously defend his position.

Board Meetings and Committees

We presently have no Board committees. We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges at such time, if ever, we become subject to such requirements. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, we may in the future appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place.

Compensation Committee Interlocks and Insider Participation

The Board determines the executive compensation and does not delegate this responsibility to non-members of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as of December 31, 2007, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, nominee and executive officer of the Company and (iii) all officers and directors as a group. None of the proposed directors or officers or the organizer currently owns any shares of our Common Stock.

Pursuant to Rule 13d-3 of the Exchange Act and as used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated. The table below is based on 1,280,160 shares of Common Stock issued and outstanding.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Michael Miller (1) c/o Morlex, Inc. 31 Pierce Lane Norwich, VT 05055	608,962 (2)	47.57%

Jeanne Baer (3) c/o Morlex, Inc. 31 Pierce Lane Norwich, VT 05055	See Footnote (2)	See Footnote (2)

Michelle Kaplan (4) 401 East 86th Street, Apt 3H New York, New York 10028	215,000 (5)	16.79%

All Directors and Officers as a Group (3 individuals)	823,962	64.36%

(1)	Mr. Miller is President, Secretary, Treasurer and a director of the Company.
(2)	Mr. Miller and Ms. Baer are husband and wife, and therefore, Ms. Baer beneficially owns 608,962 shares held by Mr. Miller.
(3)	Ms. Baer is a director of the Company.
(4)	Ms. Kaplan is a director of the Company.
(5)	During 2007, Ms. Kaplan gifted 196,981 of her previously owned 558,962 shares to each of two family members, Robert Kaplan and Helaine Kaplan, respectively.

Family Relationships

Two of our current directors, Michael Miller and Jeanne Baer, are husband and wife.

Terms of Office

Directors serve until the next annual meeting of the stockholders, until their successors are elected or appointed and qualified, or until their prior resignation or removal.

Officers serve for such terms as determined by the Board. Each officer holds office until such officer’s successor is elected or appointed and qualified or until such officer’s earlier resignation or removal.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal years ended December 31, 2006 and December 31, 2007.

Name and Position	Year	Salary	Bonus	Other Compensation
Michael Miller, President, Secretary, Treasurer	2007	None	None	None
	2006	None	None	None

Outstanding Equity Awards at Fiscal Year-End

We do not have any stock option or other equity incentive plans, and therefore, we have not awarded any such stock options and stock awards to any directors as of the year ended December 31, 2007.

Compensation of Directors

We do not currently pay any cash fees to our directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2007 no director expenses were reimbursed.

Long-Term Incentive Plans

As of the end of the fiscal year 2007, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

As of the end of the fiscal year 2007, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as of December 31, 2007.

Report on Executive Compensation

Our compensation program for our executive officers is administered and reviewed by the Board. Because of the nature of our Company we have not paid compensation to our executive officers. We have not had any equity compensation plans approved by stockholders as of the most recent fiscal year.

DIRECTOR INDEPENDENCE

Transactions with Related Persons

Except as otherwise indicated herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the Board.

Director Independence

The Board has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us, because we are not listed on Nasdaq. It is expected that Messrs. Keyes, Cicogna and Mooney will be independent based on this standard, if they become directors of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of Common Stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2007 and written representations that no other reports were required, the Company believes that no director, officer or beneficial owner of more than 10% of the Common Stock has failed to comply with all Section 16(a) filing requirements during such fiscal years.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communications to the Board to 31 Pierce Lane, Norwich, Vermont 05505.